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                                           ROPES & GRAY
                                       ONE FRANKLIN SQUARE
                                       1301 K STREET, N.W.
                                          SUITE 800 EAST
ONE INTERNATIONAL PLACE             WASHINGTON, DC  20005-3333                      30 KENNEDY PLAZA
BOSTON, MA 02110-2624                                                     PROVIDENCE, RI  02903-2328
(617) 951-7000                            (202) 626-3900                              (401) 455-4400
FAX:  (617) 951-7050                   FAX:  (202) 626-3961                      FAX: (401) 455-4401


                                        September 25, 1997
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AmSouth Mutual Funds
3435 Stelzer Road
Columbus, Ohio  43219

Ladies and Gentlemen:

          You have informed us that you intend to file a Rule 24f-2 Notice (the "Notice") with the Securities and Exchange Commission (the "Commission") pursuant to Rule 24f-2 (the "Rule") under the Investment Company Act of 1940, as amended, making definite the registration of your units of beneficial interest, par value of $0.00001, belonging to the following series of AmSouth Mutual Funds (the "Trust"): the AmSouth U.S. Treasury Fund, the AmSouth Prime Obligations Fund; the AmSouth Tax Exempt Fund, the AmSouth Equity Fund, the AmSouth Regional Equity Fund, the AmSouth Equity Income Fund, the AmSouth Bond Fund, the AmSouth Municipal Bond Fund, the AmSouth Limited Maturity Fund, the AmSouth Government Income Fund, the AmSouth Balanced Fund, and the AmSouth Florida Tax-Free Fund (the "Shares"), sold in reliance upon the Rule during your fiscal year ended July 31, 1997.

          We have examined your Declaration of Trust, as amended, on file in the office of the Secretary of State of The Commonwealth of Massachusetts and are familiar with the actions taken by your Trustees to authorize the issuance and sale from time to time of your authorized and unissued Shares at not less than net asset value. We have also examined a copy of your Bylaws and such other documents, receipts and records as we have deemed necessary for the purposes of this opinion.

          Based on the foregoing, we are of the opinion that the Shares have been duly authorized and validly issued and are fully paid and non-assessable.

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ROPES & GRAY

AmSouth Mutual Funds
September 25, 1997
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         The Trust is an entity of the type commonly known as a "Massachusetts business trust." Under Massachusetts law, Shareholders could, in certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust, as amended, disclaims Shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligations or instrument entered into or executed by the Trust or its Trustees. The Declaration of Trust, as amended, provides for indemnification out of the property of the particular series of Shares for all loss and expense of any Shareholder of that series held personally liable solely by reason of his being or having been a Shareholder. Thus, the risk of Shareholder liability is limited to circumstances in which that series of Shares itself would be unable to meet its obligations.

         We consent to this opinion accompanying the Notice when filed with the Commission.


                                                   Sincerely,

                                                   /s/ Ropes & Gray

                                                   Ropes & Gray